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SECUR[barcode]MMISSION

02021311 .

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SEC FILE NUMBER
8- 43977

RECEIVED MAR 1 2 2002 366 PROCESSING SECTION WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PARKWAY CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
151 ROUTE 33 EAST, SUITE 203
(No. and Street)

MANALAPAN	NEW JERSEY	07726
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HAYS & COMPANY LLP
(Name — *if individual, state last, first, middle name*)

477 MADISON AVENUE	NEW YORK	NY	10022-5892
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, SCOTT FRANZBLAU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PARKWAY CAPITAL CORPORATION, as of DECEMBER 31, 2001, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

Bushra Toutounchi
Notary Public
Commission Expires Aug 13 2004

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARKWAY CAPITAL CORPORATION

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2001 AND 2000

PARKWAY CAPITAL CORPORATION

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2001 AND 2000

CONTENTS

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

Board of Directors and Stockholder
Parkway Capital Corporation

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statements of financial condition of Parkway Capital Corporation as of December 31, 2001 and 2000 and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Parkway Capital Corporation as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Hays & Company L.L.P.

January 29, 2002
New York, New York

PARKWAY CAPITAL CORPORATION

STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2001	2000
ASSETS		
Cash and cash equivalents	$ 312,742	$ 272,856
Accounts receivable	-	23,000
Prepaid expenses	8,593	-
Loans and advances	4,000	-
Securities, at fair value (cost $3,300)	3,300	3,300
Property and equipment, net of accumulated depreciation of $13,642 and $9,969	15,969	6,401
Security deposits and other assets	2,542	1,140
	$ 347,146	$ 306,697
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accrued expenses	$ 10,948	$ 13,278
Commitments and contingencies (Notes 3, 4 and 5)		
Stockholder's equity	336,198	293,419
	$ 347,146	$ 306,697

The accompanying notes are an integral part of these financial statements.

PARKWAY CAPITAL CORPORATION

STATEMENTS OF INCOME

	Year ended December 31,	
	2001	2000
Revenue		
Fee income	$ 825,519	$ 698,191
Interest income	14,610	19,263
	840,129	717,454
Expenses		
Salaries and related costs	492,512	422,897
Travel and promotion	39,134	32,307
Professional fees	25,192	21,614
Office expenses	18,832	12,079
Outside services	17,389	-
Occupancy costs	9,379	9,000
Miscellaneous	7,414	6,707
Depreciation and amortization	3,673	3,056
Bank charges and fees	2,154	3,394
Fees and assessments	1,155	1,240
Dues and subscriptions	657	1,706
	617,491	514,000
Income before provision for income taxes	222,638	203,454
Provision for income taxes	4,859	4,182
Net income	$ 217,779	$ 199,272

The accompanying notes are an integral part of these financial statements.

PARKWAY CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2000 AND 2001

	Common stock [1]	Additional paid-in capital	Retained earnings	Total
Balance, January 1, 2000	100	$ 99,900	$ 104,147	$ 204,147
Net income, year ended December 31, 2000	-	-	199,272	199,272
Dividends paid	-	-	(110,000)	(110,000)
Balance, December 31, 2000	100	99,900	193,419	293,419
Net income, year ended December 31, 2001	-	-	217,779	217,779
Dividends paid	-	-	(175,000)	(175,000)
Balance, December 31, 2001	100	$ 99,900	$ 236,198	$ 336,198

[1] Par value $1.00 per share, 1,000 shares authorized, 100 shares issued and outstanding.

The accompanying notes are an integral part of these financial statements.

PARKWAY CAPITAL CORPORATION

STATEMENTS OF CASH FLOWS

	Year ended December 31,	
	2001	2000
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		
Cash flows from operating activities		
Fee income received	$ 848,519	$ 675,191
Payments made for salaries	(453,761)	(388,215)
Operating expenses paid	(169,640)	(122,751)
Income taxes paid	(6,199)	(1,142)
Interest received	14,610	19,263
Net cash provided by operating activities	233,529	182,346
Cash flows from investing activities		
Cash paid for property and equipment	(13,241)	(5,770)
Loans and advances made	(4,000)	-
Security deposits paid	(1,402)	-
Purchase of securities	-	(3,300)
Net cash used in investing activities	(18,643)	(9,070)
Cash flows from financing activities		
Dividends paid	(175,000)	(110,000)
Net increase in cash and cash equivalents	39,886	63,276
Cash and cash equivalents, begining of year	272,856	209,580
Cash and cash equivalents, end of year	$ 312,742	$ 272,856
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Net income	$ 217,779	$ 199,272
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	3,673	3,056
Changes in assets and liabilities		
Accounts receivable	23,000	(23,000)
Prepaid expenses	(8,593)	-
Other assets	-	1,145
Accrued expenses	(2,330)	1,873
Net cash provided by operating activities	$ 233,529	$ 182,346

The accompanying notes are an integral part of these financial statements.

PARKWAY CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000

1 The Company

Parkway Capital Corporation (the "Company") was incorporated under the laws of the State of Delaware on June 21, 1991 and commenced operations in August 1991. During 1991, the Securities and Exchange Commission authorized the Company to act as a broker or dealer in securities pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investors Protection Corporation ("SIPC"). The Company carries no customer funds or securities and is therefore exempt from Rule 15c3-3 of the Securities and Exchange Commission.

The principal business activity of the Company is to act as a fully disclosed placement agent for the private placement of limited partnerships and/or sale of registered limited partnerships. From time to time, the Company also earns commissions from the sale of listed and NASDAQ equity securities on an agency basis with institutional customers only. The Company's business operates principally in the United States from its office located in Manalapan, New Jersey.

2 Significant accounting policies

Revenue recognition

The Company's placement agent and other fees are recognized when earned and no longer subject to renegotiation or refund.

Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents, which are held with one financial institution, include bank deposits due on demand and money market funds, which invest in U.S. government and other securities.

Loans and advances

During 2001, the Company advanced $4,000 to one of its employees. The advance is non-interest bearing and payable on demand.

Securities

Marketable securities are valued at market value; securities not readily marketable are valued at fair value as determined by management.

Property and equipment

Property and equipment, which consists principally of computer equipment and office furniture, is stated at cost. Depreciation is calculated using the straight-line method over estimated useful lives ranging from five to seven years.

2 **Significant accounting policies** (continued)

Income taxes

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be taxed as an S corporation for Federal income tax purposes. In lieu of corporation income taxes, the stockholders of an S corporation are generally taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in the financial statements. The Company has also elected to be taxed as an S Corporation for New Jersey income tax purposes. This election is similar to the election made under the Internal Revenue Code in that the stockholders are generally taxed on their proportionate share of the Company's New Jersey taxable income. However, the Company is subject to a reduced corporate tax rate of approximately 2% of its New Jersey taxable income for 2001 and 2000.

The Company has elected the cash basis of accounting for Federal and state income tax reporting purposes. Deferred income taxes on the differences between the cash and accrual basis are not significant.

Reclassifications

Certain reclassifications have been made to the financial statements shown for the prior year in order for them to conform to the current year's classifications.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

3 **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The rule also provides that capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10:1. At December 31, 2001, the Company had net capital of $295,523, which was $290,523 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .04:1.

4 **Pension plan**

The Company maintains a defined contribution profit sharing pension plan on behalf of all of its employees. The Company makes discretionary contributions to the plan based on a percentage of all eligible employees qualified compensation. The percentage is determined on an annual basis. The Company has elected to contribute $25,500 and $22,500 to the plan for the years ended December 31, 2001 and 2000, respectively.

5 Concentrations

During 2001, the Company had one major customer, which accounted for approximately 61% of the Company's fee income. During 2000, the Company had two major customers which accounted for approximately 86% of the Company's fee income.

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

Board of Directors and Stockholder
Parkway Capital Corporation

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

We have audited the accompanying financial statements of Parkway Capital Corporation as of and for the year ended December 31, 2001, and have issued our report thereon dated January 29, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hays & Company L.L.P.

January 29, 2002
New York, New York

PARKWAY CAPITAL CORPORATION

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL

Total stockholder's equity		$ 336,198
Less nonallowable assets		
Prepaid expenses	$ 8,593	
Loans and advances	4,000	
Securities, at fair value	3,300	
Property and equipment, net	15,969	
Security deposits and other assets	2,542	
		34,404
Total net capital before haircuts		301,794
Less haircuts on securities		
Other securities		6,271
Net capital		$ 295,523
Minimum net capital required		$ 5,000
Excess net capital		$ 290,523
Excess net capital at 1,000%		$ 294,428
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness		$ 10,948
Ratio of aggregate indebtedness to net capital		.04:1

There were no material differences between the above calculation of net capital and the net capital as reported in the Company's Part IIA of the FOCUS report.

All other disclosures and reconciliations required under Rule 17a-5 of the Securities and Exchange Commission are not applicable to the Company.

The accompanying notes are an integral part of these financial statements.

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

Board of Directors and Stockholder
Parkway Capital Corporation

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

In planning and performing our audit of the financial statements and supplementary information of Parkway Capital Corporation (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures (including tests of compliance with such practices and procedures) referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Hays & Company LLP

Board of Directors and Stockholders
Parkway Capital Corporation

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve the divisions of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hays & Company L.L.P.

January 29, 2002
New York, New York